уралсвязьинформ
открытое акционерное общество

614096, Россия, г. Пермь, ул. Ленина, 68
Тел. (3422) 34-12-00, факс (3422) 34-33-36
e-mail: usi@usi.ru internet: www.uralsviazinform.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603
ИНН 5902183094, ОКВЭД 64.20.11, ОКПО 01134530

04030733

26.05.2004 № 009/1-14-628

82-4545

На № ______ от ______

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

PROCESSING SECTION RECEIVED JUN 14 2004 SEC MAIL 181 WASH., D.C.

SUPPL 12G32BR

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 17 - May 20, 2004.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

dlo 6/17

Исп. ______

Тел. ______

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

May 20, 2004

The Board of Directors adopted the Agenda of AGM and recommended the sum of dividends per share

On May 20, 2004 the Board of Directors of OJSC Uralsvyazinform adopted the Agenda of Annual General Meeting of Shareholders.

In particular, the Agenda includes the following points:

1. Approval of the Annual report, Annual Accounting Statements, including Profit and Lost Statement, Distribution of Profit and Losses in the reporting fiscal year (2003).
2. Dividend payment for 2003, the amount, form and terms of payment for each type of shares.
3. Members of the Board of Directors election.
4. Introducing amendments and supplements to the Charter of JSC "Uralsvyazinform".
5. Introducing amendments and supplements to the Holding Procedure of the General Shareholders Meeting.
6. Introducing amendments and supplements to the Board of Directors Regulation.
7. Introducing amendments and supplements to the Regulations on Management Board.
8. Introducing amendments and supplements to the Regulations on the Auditing Commission.
9. Election of the Auditing Commission.
10. Approval of the company's Auditors for 2004.
11. Determination of rates (percent) of quarterly and annual remunerations of the Board of Directors' members.

Also, the Board of Directors recommended the following sum and payment terms for dividends for 2003:

on preferred shares at the rate of RUR0,01848 per share payable in cash by August 24, 2004;

on common shares at the rate of RUR0,01 per share payable in cash by December 15, 2004.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

May 17, 2004

Uralsvyazinform Managing Board Member's share in the stock capital change

Share in the Uralsvyazinform stock capital which belonged to Sanachev Victor Petrovich, Uralsvyazinform Managing Board Member, was changed.

Share in the Uralsvyazinform stock capital before change: 0.49 per cent;

Share in the Uralsvyazinform common stocks before change: 0.49 per cent;

Share in the Uralsvyazinform stock capital after change: 0.0 per cent;

Share in the Uralsvyazinform common stocks before change: 0.0 per cent;

The appropriate registration of the share change was made on May 17, 2004.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations